Exhibit 99.3

Notice of annual meeting
of common shareholders of
Algonquin Power & Utilities Corp.

Business of the annual meeting of common shareholders

At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:

Receive the financial statements of the Corporation as at and for the year ended December 31, 2025 and the report of the auditor on the statements;

Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;

Elect directors for the ensuing year;

Consider and, if thought fit, pass a resolution (the full text of which is set out on page 18 of the accompanying Management Information Circular (the “Circular”)) approving an amendment to the Performance and Restricted Share Unit Plan for Employees of Algonquin Power & Utilities Corp. and its Participating Affiliates to increase the number of common shares reserved for issuance from treasury under such plan;

Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 18 of the Circular) approving the Corporation's approach to executive compensation, as further described in the Circular; and

Consider any other business that may be properly brought before the meeting or any adjournment or postponement thereof.

By order of the board of directors,

D. Randall Laney Chair of the board of directors May 19, 2026